UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                  Merry Land Properties, Inc.
                  ---------------------------
                       (Name of Issuer)



                  Common Stock (no par value)
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                 (Title of Class of Securities)

                           590441
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                        (CUSIP Number)



                      Mark S. Burgreen, Esq.
               Hull, Towill, Norman & Barrett, P.C.
                P. O. Box 1564, Augusta, GA 30903
                          (706) 722-4481
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       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         October 19, 1998
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       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
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                        Page 1 of 5 Pages

CUSIP No.: 590441                                  Page 2 of 5

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(1) Name of Reporting Person     Michael N. Thompson
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    S.S. or I.R.S. Identification No. of above person (Entities
    Only)

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(2) Check the appropriate box if a member of a group
    (a) [ ]
    (b) [ ]
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(3) SEC use only

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(4) Source of Funds (See Instructions) OO, PF, SC

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(5) Check box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)    [ ]
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(6) Citizenship or Place of Organization

    United States
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 Number of   (7) Sole Voting Power                      181,272
  Shares     ----------------------------------------------------------------------------------------------
Beneficially (8) Shared Voting Power                        286
 Owned by    ----------------------------------------------------------------------------------------------
   Each      (9) Sole Dispositive Power                 181,272
Reporting    ----------------------------------------------------------------------------------------------
Person With  (10) Shared Dispositive Power                  286
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       181,558
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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]
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(13) Percent of Class Represented by Amount in Row (11)
        7.0%
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(14) Type of Reporting Person (See Instructions)
        IN
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CUSIP No.:  590441                                  Page 3 of 5
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ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, no par value (the "Common Stock") of Merry Land Properties, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 624 Ellis Street, Augusta, Georgia
30901.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by Michael N. Thompson, whose business address is 624 Ellis Street, Augusta, Georgia 30901. Mr. Thompson is presently the President, Chief Operating Officer, and a member of the Board of Directors of the Company.

     During the last five years, Mr. Thompson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Thompson is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Common Stock was acquired in the following manner:

     (1) 9,231 shares of the Common Stock were not acquired by purchase but were acquired as a result of a spin-off distribution by Merry Land & Investment Company, Inc. to its shareholders of all of the common stock of the Company. For many years, Mr. Thompson had been a beneficial owner of the stock of Merry Land & Investment Company, Inc.

     (2) 107,527 shares of the Common Stock were acquired by the award of a Restricted Stock Grant from the Company effective October 19, 1998 under the Company's Management Incentive Plan. These shares will vest in 15 equal annual installments beginning October 19, 1998. These shares were issued in consideration for Mr. Thompson's services as an employee of the Company.

     (3) 64,800 shares of the Common Stock were purchased with personal funds on the open market.

ITEM 4. PURPOSE OF TRANSACTION

     All of the shares of Common Stock beneficially owned by Mr.
Thompson are held for investment. Mr. Thompson may, from time to time, depending upon market conditions, liquidity needs and other

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CUSIP No.:  590441                                Page 4 of 5
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investment considerations, purchase additional shares of common stock for investment or dispose of shares of Common Stock. As an officer and director of the Company, Mr. Thompson expects to regularly explore potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible acquisitions, dispositions, reorganizations, mergers, or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company. Except as noted above, Mr. Thompson has no plans or proposals which would relate to or result in any of the matters referred to in paragraphs (a) through (g) of the instructions to Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     (a) Mr. Thompson beneficially owns an aggregate of 181,558 shares of the Company's Common Stock, constituting 7.0% of the number of shares of such common stock outstanding on the date hereof.

     (b) With respect to the 181,558 shares of Common Stock beneficially owned by Mr. Thompson, such amounts include 286 shares owned by his spouse, Susan Thompson, and their children, whose address is 5 Brigantine Court, Savannah, Georgia 31410. During the last five years, neither Mrs. Thompson nor their children have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Thompson is a citizen of the United States of America. These shares are treated as though Mr. Thompson has shared power to vote and dispose the shares.

   (c) The Common Stock was acquired during the past 60 days in the following manner:

     (1) 9,231 shares of the Common Stock were not acquired by purchase but were acquired on October 15, 1998 as a result of a spin-off distribution by Merry Land & Investment Company, Inc. to its shareholders of all of the common stock of the Company. For many years, Mr. Thompson had been a beneficial owner of the stock of Merry Land & Investment Company, Inc.

     (2) 107,527 shares of the Common Stock were acquired by the award of a Restricted Stock Grant from the Company effective October 19, 1998 under the Company's Management Incentive Plan. These shares will vest in 15 equal annual installments beginning


                                                     Page 5 of 5


October 19, 1998. These shares were issued in consideration for Mr. Thompson's services as an employee of the Company.

     (3) 64,800 shares of the Common Stock were purchased with personal funds on the open market through a broker in several transactions, described as follows:

   DATE                NO. OF SHARES            PRICE PER SHARE

  10/26/98                 10,000                   $4.75
  10/22/98                 12,000                   $5.125
  10/20/98                  2,000                   $4.50
  10/21/98                  1,000                   $5.00
  10/21/98                  2,500                   $5.00
  10/20/98                  4,300                   $4.50
  10/16/98                  1,000                   $4.625
  10/16/98                  2,000                   $5.125
  10/29/98                  5,000                   $4.8750
  10/29/98                  5,000                   $4.8125
  10/28/98                  5,000                   $4.6875
  10/28/98                  5,000                   $4.8125
  10/27/98                 10,000                   $4.50

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 29, 1998

                             /s/ Michael N. Thompson
                            -------------------------------------
                             Signature
                             Michael N. Thompson